Exhibit (a)(15)

Date:     April 3, 2006

To:       StockExchange2006

From:   Aaron Cowell

Re:       Option Exchange Program

Dear Option Holder:

As you know, the offer to exchange outstanding options to purchase shares of our common stock granted under our Omnibus Stock Plan (the “Offer”) expired at 5:00 p.m., Charlotte, North Carolina time, on March 27, 2006.

Upon expiration of the Offer, we accepted for exchange all of the eligible options that had been tendered to us with a request to exchange them for new options – approximately 3,721,464 shares were tendered, accepted and exchanged.

Options that have been exchanged have been canceled and exchanged for new options covering the same number of shares. The new options were granted on March 27, 2006 and have an exercise price of $2.08 per share. The new exercise price is based on the average closing price of our stock for the five consecutive trading days ended on March 24, 2006. Please remember that the vesting schedule of exchanged options has changed as part of the Offer.

You soon will receive a new option agreement, which will contain the new exercise price and a new vesting schedule for your new options as described in the Offer.

With the exchange completed, it is now up to each of us to make the most of the opportunity. Your daily efforts to grow sales, increase the pace of customer and service activations, improve our industry-leading customer experience, complete our evolution to an IP carrier, streamline processes, and control spending make a real difference in our top and bottom line progress – and should result in more shareholder value.

If you have any questions about the new options granted to you pursuant to the Offer, please contact the Plan Administrator via US LEC’s internal e-mail system — Stock Option Exchange Program 2006 (StockOptionExchangeProgram2006@uslec.com).

Aaron D. Cowell, Jr. President and Chief Executive Officer